Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Doroni Aerospace, Inc.
11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076
https://www.doroni.io/

Up to $1,999,998.48 in Series Seed 1 Preferred Stock at $2.48
Minimum Target Amount: $9,920.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Doroni Aerospace, Inc.
Address: 11555 Heron Bay Blvd. Suite 200, Coral Springs, FL 33076
State of Incorporation: DE
Date Incorporated: October 06, 2021

Terms:

Equity

Offering Minimum: $9,920.00 | 4,000 shares of Series Seed 1 Preferred Stock
Offering Maximum: $1,999,998.48 | 806,451 shares of Series Seed 1 Preferred Stock
Type of Security Offered: Series Seed 1 Preferred Stock
Purchase Price of Security Offered: $2.48
Minimum Investment Amount (per investor): $349.68

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE

INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

Prior investors will receive a 5% bonus in shares.

Time-Based

Friends and Family Early Birds

Invest within the first 3 days and receive an additional 50% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 40% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 35% bonus shares.

eVTOL VIP Bonus

Invest within the next 7 days and receive an additional 30% bonus shares.

Doroni H1 Bonus

Invest within the next 3 days and receive an additional 10% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$25,000+

Receive 25% bonus shares, receive a 1 on 1 Zoom call with Doroni's CEO, Doron Merdinger

$50,000+

Receive 50% bonus shares, receive access to a private dinner and tour of the H1 for exclusive investors with Founder and Executive Team*

<u>The 10% StartEngine Owners' Bonus</u>

Doroni, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $248. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**All perks occur when the offering is completed.*

**Lodging and transportation not included.*

**Stacking perks only applies to the Owner's Bonus perk and Loyalty perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

The Company and its Business

Company Overview

Doroni Aerospace, Inc. is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (eVTOL) mobility platform. The company's go-to-market product currently under development, the Doroni H1, is a two seater personal eVTOL that will be made available for public purchase which anyone can own, fly, and park in a standard two car garage. In order to get started, customers will need a current valid driver's license and completion of a 20-hour training course provided by the company. Doroni is targeting a Light Sport Aircraft (LSA) certification with the Federal Aviation Administration (FAA) ahead of product launch in the second half of 2024.

Doroni was founded in 2016 with the intention of delivering eVTOL technology directly to consumers, offering a safety-centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations 2-3 years away, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Doroni's mission is to democratize the power of flight and ultimately envisions Doroni eVTOLs serving as one of the primary clean transportation solutions for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among the company's core guiding principles, informing everything from product design, customer/user experience, to bringing its technology to scale. The H1 eVTOL's easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a pilot's license and years of flight training.

The company's global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. Doroni believes the transportation sector, and the world at large, stands at an inflection point and the company is positioning itself to deliver a disruptive technological change to commuter transportation with a magnitude similar to the smartphone's impact on the world of telecommunications.

The company will operate direct sales channels primarily to first responder and police markets, brand experience stores, pop-up locations in key US and European markets, as well as online sales. Doroni Aerospace, Inc. was initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to a Delaware C-Corporation on October 6, 2021.

Competitors and Industry

Industry and Competitors

A clear and concise overview of Urban Air Mobility (UAM), Advanced Air Mobility (AAM), and the eVTOL industry are essential to fully understand Doroni Aerospace's new valuation and accompanying strategy.

In 2020, the transportation sector generated the largest share of greenhouse gas emissions in the US, added to the fact that state and local governments spent $203B on highways and roads the previous year. Transportation, as it stands, is dealing massive damage to our planet and forces us to rely on infrastructure that's both costly and unsustainable. The White House has taken major steps to combat the problem, committing $39B to modernize transit and reduce carbon emissions via the Bipartisan Infrastructure Law.

According to Deloitte's Advanced Air Mobility Report, Disrupting the future of mobility—"With urbanization and population growth driving congestion in cities, AAM promises to save passengers time, improve productivity and quality of life, increase accessibility for rural and disadvantaged communities, and expand access to goods and services."

As defined by the FAA, Urban Air Mobility envisions a safe and efficient aviation transportation system that will use highly automated aircraft that will operate and transport passengers or cargo at lower altitudes within urban and suburban areas. UAM will be composed of an ecosystem that considers the evolution and safety of the aircraft, the framework for operation, access to airspace, infrastructure development, and community engagement.

Advanced Air Mobility builds upon the UAM concept by incorporating use cases not specific to operations in urban environments, such as: commercial inter-city (longer range/thin haul); cargo delivery; public services; and private/recreational vehicles.

Market Overview

Commercial air taxi operations are projected to begin between 2024-2025, but the creation of an entirely new eVTOL market is already well underway. Over $6B was invested in eVTOLs, and 5 of the largest air taxi companies went public for a combined market cap of $10.7B in 2021. Morgan Stanley ultimately projects the market to climb to $1 trillion by 2040.

60 Minutes recently aired a high-profile informative report on the emerging industry, where FAA Acting Administrator Billy Nolen was quoted: "This is real, and this is happening—we've come a long way from where we were just a decade ago." This goes a long way towards validating eVTOL certification processes, especially in light of Joby Aviation receiving its Part 135 Air Carrier Certification—one of three FAA approvals needed for the company to operate in cities and communities across the US—in late May 2022.

The National Aeronautics and Space Administration (NASA) is also assisting the FAA in air traffic management solutions for the future of Urban Air Mobility, which include multiple use cases for eVTOL aircraft, including cargo transportation, military and law enforcement, and emergency/natural disaster response. In addition, the US Air Force established the Agility Prime Program, partnering with the commercial eVTOL industry to propel the third revolution in aerospace and start a new class of air mobility systems by 2023. These are just a few of the major changes and initiatives the nascent industry can anticipate in the coming years.

eVTOL Market Segmentation

Electric vertical takeoff and landing aircraft are changing the way the world thinks about air travel and redefining what's possible. In all, it's generally accepted that there are over 250 different eVTOL developers globally at the moment. The market itself is divided into three primary segments, namely: Cargo, Personal, and Air Taxi.

Air Taxi

The Air Taxi segment is certainly the most high-profile, with large commercial developers like Joby, Vertical, Lilium, and Archer in the limelight. These air taxi eVTOLs are much larger 4-6 seater aircraft strictly intended for commercial use (not for personal use) and entail highly complicated technological challenges and complex/lengthy certification processes with the FAA. Although these are potential competitors to Doroni Aerospace, to the company's knowledge none of these developers has plans to offer vehicles for personal purchase and use. As such, Doroni sees the tremendous benefit and value of entering the market with a personal eVTOL like the Doroni H1.

Joby Aviation

Established in approx. 2010, Santa Cruz, CA

Range of 150 miles, 200 mph cruise speed

Raised $1.6B to date in funding over 7 rounds; $6.6B valuation at IPO.

Archer Aviation

Established in 2018-20, Palo Alto, CA

Range of 60 miles, 150 mph top speed

Raised $912.7M to date in funding over 2 rounds; $1.7B valuation at IPO

Volocopter GmbH

Established in approx. 2010, Bruchsale, Germany

Range of 35 km, 110 km/h max airspeed

Raised $170M to date, Series E pre-money valuation of $1.7B

Cargo

The cargo market includes developers such as Elroy Air and Metro, which don't fly a manned eVTOL and only fly cargo. By comparison, the Doroni H1 eVTOL is dual use and can carry up to two passengers, pilot included, and/or cargo with a maximum payload of 500 lbs.

Personal

The personal eVTOL segment is further subdivided into 1- and 2-seater categories. 1-

seaters typically have an open frame with exposed propellers, have limited range, and are intended for leisure and recreational use. The Doroni H1 falls under the 2-seater + payload category.

Business Model and Differentiators

Doroni Aerospace's go-to-market personal eVTOL has multiple use cases across several sectors. The company's business model consists of building, selling, and leasing the Doroni H1 eVTOL, generating revenue by specifically targeting emergency response, the military, law enforcement, and the purely recreational sports/leisure segment which also include sustainable tourism. This is in addition to order fulfillment of the company's LOI preorders. Doroni Aerospace expects to deliver and lease 6 units in its third year and 1,132 units by year five.

In the short-term, Doroni anticipates its early adopters and potential customer base to include those who already own a traditional luxury automobile and/or luxury electric vehicle (such as a Tesla), and are interested in owning a personal eVTOL. In the long-term, the company believes that the practicality and ease-of-use of flying in an eVTOL aircraft will come to take a significant share of commuter transportation.

Features

The Doroni team designed an intuitive, easy-to-use aircraft control system for the H1 based on an auto-stabilizing, multi-rotor aircraft with 3 axes of movement. The company's unique, patent-pending design and aerodynamic features combine the best elements of a drone and aircraft to deliver ease of use and quick deployment. The company believes that this, combined with the H1's propulsion system, will make it an agile vehicle capable of accomplishing a variety of tasks across several target markets.

In terms of pilot control, each of the aircraft's control sticks mirrors the other for right or left-handed uses, with control taken over by the last stick engaged. Pitch, roll, and yawl are all integrated into this single stick and anti-collision sensors will maintain the aircraft's position in the event the pilot remove's his/her hand from the control stick.

The Doroni H1 boasts a fast charge time of 15-20 minutes, has a cruising speed of 100 mph, max speed of 140 mph, and currently has a range of 60 miles. As electric vehicle technology and battery management systems continue to advance, the company projects this range to increase to 100 miles as it nears product launch.

Safety

The customer is at the center of everything that Doroni Aerospace does, and as such every safety consideration possible has been baked into the design and nature of the Doroni H1 eVTOL. From its inception with the Y6 and X8 prototypes that came before it, the Doroni H1 was designed to maximize safety and will undergo exhaustive multi-level quality control.

First and foremost, as a flying vehicle capable of landing in a front yard or parking in a standard two car garage, in areas near families and children at play—ducted propellers are an absolute must. This aesthetically pleasing, patent-pending design sets the Doroni H1 apart from its competitors and greatly increases overall safety, while also enabling a higher thrust efficiency and greatly reduced noise levels.

The Doroni H1 evTOL will also be equipped with airframe parachutes and a variety of sensors, including 360° anti-collision sensors, lidar, barometer, and an Optic Flow camera which helps the aircraft maintain its altitude and position in windy conditions. This is in addition to a variety of other safety features, namely: multiple redundancy batteries, emergency airbags, increased lift and stability, ten independent propulsion systems, energy dissipating landing gear, and an energy dissipating body.

Current Stage and Roadmap

Current Stage and Development

Doroni Aerospace has achieved several key milestones within the last 6 months, most notably having raised $1.07M in investments to date via the company's first crowdfunding campaign on StartEngine. The campaign, which ran from November 2021 to April 28th, 2022, met its offering max early and was oversubscribed. During the raise, the company also pivoted from its initial targeted milestone of developing a showroom model—Doroni is now creating a full-scale, fully-functional flying prototype in a relatively short time.

To that end, Doroni procured and moved into a new research and development facility at the beginning of 2022, where it began production of the H1 eVTOL prototype. The company has finalized the H1's airframe design and is currently producing two fully-functional cockpits with software, avionics, and computer systems that are ready for flight integration: one for the purpose of simulations and one for flight tests. Doroni has NDA agreements in place with major Original Equipment Manufacturers (OEMs) like Honeywell Aerospace, Garmin, and Amphenol to incorporate components into the H1. In addition, Doroni is supported by Space Florida, a state government agency, who is providing resources to bring the company's operations to scale (i.e. allocating land, building production facility and tooling, leasing, etc.).

Doroni also recently recruited Dan Saccani as the company's fractional CFO. Mr. Saccani is a former Tesla and Lucid Motors CFO who has worked with start-up and technology companies for 35 years, having spent the last 25+ years consulting with a variety of start-ups in life sciences, software, semiconductor, hardware, cleantech and internet.

In early March, the company revealed the H1 3D model, the most comprehensive look at its go-to-market product it's offered to the public to date. Doroni Aerospace also plans to present the H1's cockpit via a full VR experience as part of the 16th Annual Electric Aircraft Symposium (EAS) hosted by the Vertical Flight Society, which takes place July 23-24 at Oshkosh, Wisconsin. The company has received interest for pre-orders from private consumers, and is ready to officially begin accepting deposits within the next month (July 2022).

To the best of Doroni's knowledge, the company has procured nearly all of the technology, components (batteries, motors, etc.), and partnerships necessary to complete a flying prototype and begin flight tests before the end of 2022. From the company's discussions with James E. Wilborn—Manager, Center for Emerging Concepts & Innovation, Federal Aviation Administration—it is Doroni Aerospace's understanding that the company is further ahead than any other personal eVTOL developer.

Previous Development and Milestones

The current H1 eVTOL prototype under development is the successor to two previous prototypes developed by the company, the Y6 and X8 prototypes. With the more recent of the two, the X8, the team designed, built, tested, and successfully lifted off the 643 lb. full-scale prototype.

The company also won 2nd place at the Florida Aerospace 2021 Forum, the sixth annual aerospace-focused conference hosted in partnership with Space Florida, and which was supported by title sponsor Florida Power and Light and its incubator 35 Mules, and also by Foley & Lardner LLP, Haskell, Dysruptek and Spaced Ventures.

Doroni's design and aerodynamic features are patent-pending with the USPTO, and the company has secured Letter of Intent (LOI) pre-orders from a multinational security company. On the way to achieving these accomplishments, the company has benefitted from multiple press mentions, including The Vertical Flight Society, Space Florida, the Florida Venture Forum, Green Technology, Aero News Network, eVTOL.com, FutureFlight.com, Ami Magazine, Refresh Miami, and Yahoo! Finance.

Future Roadmap

The company projects to have a full-scale, fully-functional flying H1 eVTOL prototype completed within the next several months and is targeting a Light Sport Aircraft certification with the FAA ahead of product launch in the second half of 2024. Doroni also intends on growing its current intellectual property to include 15+ design, aerodynamic, and battery utility patents by Q1 2023.

Currently, Doroni's future development roadmap includes, but is not limited to: completing the full-scale, fully-functional flying prototype; the evolution of system and software architecture including protocols; testing in various conditions, i.e. weather, winds, temperatures, etc.; and working with a Designated Engineering Representative (DER) to assist the company in securing an LSA certification with the FAA.

The company is also engaging with local government and law enforcement agencies, and is excited to share its vision for what's possible with flight via its design and user experience.

The Team

Officers and Directors

Name: Doron Merdinger

Doron Merdinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Founder, Director
  Dates of Service: November 01, 2016 - Present
  Responsibilities: CEO of the company, responsibilities include: overseeing the day to day operations of the company and managing all strategy and business decisions. Mr. Merdinger does not currently receive a salary, however, he is the majority shareholder of the company with 100% current voting power. A salary is contemplated for the future depending on funding.

Other business experience in the past three years:

- **Employer:** Merdinger House Of Design
  Title: CEO
  Dates of Service: July 01, 2013 - November 01, 2016
  Responsibilities: Manage day to day operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational Doroni H1 or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Doroni H1. Delays or cost overruns in the development of our Doroni H1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The preferred stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Doroni Aerospace was formed on May 3, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Doroni Aerospace has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Doroni is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 2 patents + trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Doroni Aerospace or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Doroni Aerospace could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Risks
Being in the aviation industry, we have to meet the FAA's LSA regulation standards. We have already started working with DER – which are Designated Engineering Representatives, to approve or recommend technical data to the FAA. Still, the FAA is a governing body and their regulations are subject to change. It is possible that the FAA may institute new regulations which may negatively impact our business and it's activities, potentially even rendering our business model unsustainable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Doron Merdinger	50,585,000	Common Stock	83.32%

The Company's Securities

The Company has authorized Common Stock, Class A Common Stock, and Series Seed 1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 806,451 of Series Seed 1 Preferred Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 60,710,524 outstanding.

Voting Rights

One vote per share. Please see voting rights applicable to shares sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 5,415,000 of shares to be issued pursuant to stock options, reserved but unissued.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 3,304,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The total amount outstanding includes 3,304,000 of shares to be issued pursant to stock options for the Equity Incentive Plan, reserved but unissued.

Series Seed 1 Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share. Please see voting rights applicable to shares sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The provisions of this Section 1 shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Conversion Rights as detailed in Exhibit F of this offering document.

What it means to be a minority holder

As a minority holder of Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 50,585,000
  Use of proceeds: Founder's Shares, R&D
  Date: October 06, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,064,001.95
  Number of Securities Sold: 4,628,452
  Use of proceeds: R&D and Marketing
  Date: April 29, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 82,072
  Use of proceeds: StartEngine Equity Fee from Reg CF
  Date: April 29, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,415,000
  Use of proceeds: 2022 Equity Incentive Plan
  Date: January 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,304,000

Use of proceeds: New Employee Option Plan
Date: July 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

About $120,000 monthly burn rate. We believe we can operate for around 24 Months without revenue generation. We will continue to design and develop the H1, Simulation Rig, and full-scale flying prototype, Doroni H1P1. This is a required pre-fabrication milestone.

We are running on proceeds raised from our last StartEngine raise.

Our millstones are: Design and develop the H1, Simulation Rig, and full-scale flying prototype, Doroni H1P1.

Foreseeable major expenses based on projections:

We estimate the follwoing expenses for 2022: Sales and Marketing: $800k, and Research & Development: $3.3M, G&A: $1.2M

Future operational challenges:

The operational challenges we foresee are to build, test, and optimize our design tailored to our target markets.

We also understand that FAA will have specifications and regulations requirements that will have to be incorporated into the H1.

Scaling-up according to our milestones. We understand that there is a complicated phase, moving from one working certified vehicle to being mass-produced once the tooling is complete.

Future challenges related to capital resources:

The challenge will be to control the cash flow and inject capital at the right timing so the company can progress at the fast pace we anticipate.

We also believe current international supply chain issues may present a challenge to capital resources.

Future milestones and events:

Once we raise the $3.9M and complete the current target raise we can achieve the following milestones:

Design and develop the H1, Simulation Rig, and full-scale flying prototype, Doroni H1P1.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the company has around $300k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

If we raise the maximum target raise this will constitute about 60% of our resources much of that will be spent on R&D and S&M.

Achieve our stated milestones

In the future, the company will seek additional capital to scale from the current H1 product to a larger 4-5 seater vehicle.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It is critical but there will be other financial sources to fund the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our monthly burn rate is about $120k/month and we can operate for 12 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum we can operate for 24 months. We expect to increase our burn rate if we raise the maximum to expedite and expand our R&D efforts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have not planned to take any additional resources, but beleive we have these resources avaailble if necessary.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $158,756,019.52

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including its growth, an independent third-party valuation report and the current stage of its business.

Doroni Aerospace has achieved several key milestones within the last 6 months, most notably having raised $1.07M in investments to date via the company's first crowdfunding campaign on StartEngine. The campaign, which ran from November 2021 to April 28th, 2022, met its offering max early and was oversubscribed. During the raise, the company also pivoted from its initial targeted milestone of developing a showroom model—Doroni is now creating a full-scale, fully-functional flying prototype in a relatively short time.

To that end, Doroni procured and moved into a new research and development facility at the beginning of 2022, where it began production of the H1 eVTOL prototype. The company has finalized the H1's airframe design and is currently producing two fully-functional cockpits with software, avionics, and computer systems that are ready for flight integration: one for the purpose of simulations and one for flight tests. Doroni has NDA agreements in place with major Original Equipment Manufacturers (OEMs) like Honeywell Aerospace, Garmin, and Amphenol to incorporate components into the

H1. In addition, Doroni is supported by Space Florida, a state government agency, who is providing resources to bring the company's operations to scale (i.e. allocating land, building production facility and tooling, leasing, etc.).

Doroni also recently recruited Dan Saccani to the company as the Head of Finance. Mr. Saccani is a former Tesla and Lucid Motors CFO who has worked with start-up and technology companies for 35 years, having spent the last 25+ years consulting with a variety of start-ups in life sciences, software, semiconductor, hardware, cleantech and internet.

In early March, the company revealed the H1 3D model, the most comprehensive look at its go-to-market product it's offered to the public to date. Doroni Aerospace also plans to present the H1's cockpit via a full VR experience as part of the 16th Annual Electric Aircraft Symposium (EAS) hosted by the Vertical Flight Society, which takes place July 23-24 at Oshkosh, Wisconsin. The company has received interest for pre-orders from private consumers, and is ready to officially begin accepting deposits within the next month (July 2022).

To the best of Doroni's knowledge, the company has procured nearly all of the technology, components (batteries, motors, etc.), and partnerships necessary to complete a flying prototype and begin flight tests before the end of 2022. From the company's discussions with James E. Wilborn—Manager, Center for Emerging Concepts & Innovation, Federal Aviation Administration—it is Doroni Aerospace's understanding that the company is further ahead than any other personal eVTOL developer.

Previous Development and Milestones

The current H1 eVTOL prototype under development is the successor to two previous prototypes developed by the company, the Y6 and X8 prototypes. With the more recent of the two, the X8, the team designed, built, tested, and successfully lifted off the 643 lb. full-scale prototype.

The company also won 2nd place at the Florida Aerospace 2021 Forum, the sixth annual aerospace-focused conference hosted in partnership with Space Florida, and which was supported by title sponsor Florida Power and Light and its incubator 35 Mules, and also by Foley & Lardner LLP, Haskell, Dysruptek and Spaced Ventures.

Doroni's design and aerodynamic features are patent-pending with the USPTO, and the company has secured Letter of Intent (LOI) pre-orders from a multinational security company. On the way to achieving these accomplishments, the company has benefitted from multiple press mentions, including The Vertical Flight Society, Space Florida, the Florida Venture Forum, Green Technology, Aero News Network, eVTOL.com, FutureFlight.com, Ami Magazine, Refresh Miami, and Yahoo! Finance.

Future Roadmap

The company projects to have a full-scale, fully-functional flying H1 eVTOL prototype completed within the next several months and is targeting a Light Sport Aircraft certification with the FAA ahead of product launch in the second half of 2024. Doroni also intends on growing its current intellectual property to include 15+ design, aerodynamic, and battery utility patents by Q1 2023.

Currently, Doroni's future development roadmap includes, but is not limited to: completing the full-scale, fully-functional flying prototype; the evolution of system and software architecture including protocols; testing in various conditions, i.e. weather, winds, temperatures, etc.; and working with a Designated Engineering Representative (DER) to assist the company in securing an LSA certification with the FAA.

The company is also engaging with local government and law enforcement agencies, and is excited to share its vision for what's possible with flight via its design and user experience.

Valuation Increase from previous Reg CF

Doroni Aerospace settled on its initial $14M valuation relatively early in the development process prior to the first Reg CF offering on StartEngine, which began in November 2021 and closed on April 28, 2022. The primary intention of the valuation was to deliver the best possible value for the company's early adopters and supporters based on its concept, team, and company model. This first campaign received a tremendously positive response from investors and the company was extremely happy to offer a chance to leverage early bird offering valuation and terms. The campaign was ultimately oversubscribed and closed early, meeting the $1.07M offering max.

Following the close of the campaign, a reputable external valuation company provided a valuation of Doroni Aerospace based on information we made available to them. With all factors considered but not limited to the company's current and past progress and owned intellectual property, the external analysis concurred on raising the company's valuation from $14M to $159M.

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,920.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  53.5%
  Fees for certain services provided by StartEngine.

- *Research & Development*
  41.0%
  Our H1 mini model+ digital Twin+ Full-scale propulsion system+ software and hardware systems are what we aim to achieve in order to progress to the next milestones of development.

If we raise the over allotment amount of $1,999,998.48, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  65.0%
  Our H1 mini model+ digital Twin+ Full-scale propulsion system+ software and hardware systems are what we aim to achieve in order to progress to the next milestones of development.

- *Marketing*
  29.5%
  Social Media + Paid ads + Public relations companies and increase our presence in the Aviation Online publishers

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.doroni.io/ (Investors button on bottom of home page of website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/doroni-aerospace

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Doroni Aerospace, Inc.

[See attached]

Doroni Aerospace, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2021 and 2020

Doroni Aerospace, Inc.

TABLE OF CONTENTS

To the Board of Directors of
Doroni Aersopace, Inc.
Coral Springs, Florida

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Doroni Aerospace, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders'/member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated revenues or profits since inception, has negative cash flows from operations, sustained net losses of $78,223 and $19,567 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $257,729. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
June 30, 2022

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com |www.ArtesianCPA.com

DORONI AEROSPACE, INC.
BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash	$ 202,393	$ -
Subscription receivable	47,872	-
Total Current Assets	250,265	-
Non-current Assets:		
Property and equipment, net	7,097	-
Total Non-current Assets	7,097	-
TOTAL ASSETS	$ 257,362	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,924	$ -
Total Current Liabilities	34,924	-
Member's Equity	-	-
Stockholders' Equity		
Common Stock, $0.00001 par, 100,000,000 shares authorized 14,399,119 and 0 shares issued and outstanding as of December 31, 2021 and 2020	144	-
Additional paid-in capital	480,023	-
Accumulated deficit	(257,729)	-
Total Stockholders' Equity	222,438	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 257,362	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

DORONI AEROSPACE, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ -	$ -
Operating Expenses:		
General and administrative	48,760	19,347
Sales and marketing	29,463	220
Total Operating Expenses	78,223	19,567
Provision for income taxes	-	-
Net loss	$ (78,223)	$ (19,567)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

DORONI AEROSPACE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS'/MEMBER'S EQUITY
For the years ended December 31, 2021 and 2020

		Common Stock				
	Member's Equity	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2020	$ -	-	$ -	$ -	$ -	$ -
Capital Contributions	19,567	-	-	-	-	-
Net loss	(19,567)	-	-	-	-	-
Balance at December 31, 2020	-	-	-	-	-	-
Capital Contributions	12,315	-	-	664	-	664
Conversion to corporation	(12,315)	14,000,000	140	191,681	(179,506)	12,315
Issuance of common stock - Reg CF	-	391,293	4	337,286	-	337,290
Issuance of common stock - broker compensation	-	7,826	-	7,826	-	7,826
Offering costs	-	-	-	(57,434)	-	(57,434)
Net loss	-	-	-	-	(78,223)	(78,223)
Balance at December 31, 2021	$ -	14,399,119	$ 144	$ 480,023	$ (257,729)	$ 222,438

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

DORONI AEROSPACE, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

		2021		2020
Cash Flows From Operating Activities				
Net loss	$	(78,223)	$	(19,567)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		203		-
Changes in operating assets and liabilities:				
Increase in accounts payable		34,924		-
Net Cash Used In Operating Activities		(43,096)		(19,567)
Cash Flows From Investing Activities				
Cash paid for purchase of property of equipment		(7,300)		-
Net Cash Used In Investing Activities		(7,300)		-
Cash Flows From Financing Activities				
Capital contributions		12,979		19,567
Proceeds from issuance of stock		289,418		-
Offering costs		(49,608)		-
Net Cash Provided By Financing Activities		252,789		19,567
Net Change In Cash		202,393		-
Cash at Beginning of Period		-		-
Cash at End of Period	$	202,393	$	-
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activities				
Stock issued as broker commission	$	7,826	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Doroni Aerospace, Inc. (the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a Florida limited liability company on May 3, 2018 under the name Doroni Aerospace, LLC (the "LLC"). The LLC converted to a Delaware corporation on October 6, 2021. The Company was developed to design and sell an electrically powered vertical takeoff and landing vehicle currently in the research and development phase.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The Company holds cash and cash equivalents in bank deposit accounts at times, may exceed federally insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $203 and $0 for the years ended December 31, 2021 and 2020, respectively. The Company's assets have an estimated useful life of 3 years. The Company's property and equipment consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Computers, at cost	$ 7,300	$ -
Accumulated depreciation	(203)	-
Property and equipment, net	$ 7,097	$ -

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. To date, the Company has not generated any revenue.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until October 6, 2021, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

For the period after the October 6, 2021 conversion to a corporation, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $62,217 as of December 31, 2021. The Company used its estimated combined effective tax rate of approximately 23.8% from Federal and Florida tax rates to derive a net deferred tax asset of $14,803 as of December 31, 2021. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. The 2021 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenue or profits since inception, has negative cash flows from operations, sustained net losses of $78,223 and $19,567 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $257,729. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations and/or secure additional outside debt or equity financing to meet its obligations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

NOTE 4: MEMBER'S/STOCKHOLDERS' EQUITY

Capital Structure

The Company was originally incorporated as a Florida limited liability company. The sole membership interest in such and associated member's equity were applied to stockholders' equity and the sole founding member was issued 14,000,000 shares of common stock in the corporation in exchange for his membership interests in the LLC. Upon conversion to a Delaware corporation in October 2021, the Company authorized 100,000,000 shares of common stock at $0.00001 par value. As of December 31, 2021, 14,399,119 shares of common stock were issued and outstanding.

Stock Issuances

In 2021, the Company raised $337,290 through the issuance of 391,293 shares of common stock pursuant to an offering under Regulation Crowdfunding, issued at $1.00 per share (with certain investors receiving reduced rates under the offering terms). The Company's portal was issued 7,826 shares of common stock as compensation, which were valued at $7,826 and recorded as additional non-cash offering costs in stockholders' equity. As of December 31, 2021, $47,872 of subscription receivables were outstanding. The Company incurred $49,608 cash offering costs for the year ended December 31, 2021 in connection with the Regulation Crowdfunding offering.

The founding member and manager contributed $12,979 and $19,567 during the years ended December 31, 2021 and 2020, respectively.

NOTE 5: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on Company's financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other* (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2022, the Company issued 741,820 shares of common stock under its Regulation CF offering discussed in Note 4 for gross proceeds of $668,605.

Management's Evaluation

Management has evaluated subsequent events through June 30, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Doroni Aerospace, Inc.

The Future of Personal Mobility


DORONI
*Images are computer generated demo versions. Product is still currently under development.

Website · Coral Springs, FL · TECHNOLOGY

Doroni is developing a safe, sustainable, and cost-effective Electric Vertical Takeoff and Landing Aircraft, or "eVTOL," that anyone can own, fly, and park in their garage—all you'll need is a driver's license and training course to get started. We believe personal eVTOLs are the next paradigm shift in urban transportation, bringing new efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

$0.00 raised

$1,064,002 previously crowdfunded

0 Investors	$159M Valuation
$2.48 Price per Share	$349.68 Min. Investment
Preferred Shares Offered	Equity Offering Type
$2M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow


"This is real, and this is happening — we've come a long way from where we were just a decade ago."
Billy Nolen
FAA Acting Administrator

Reasons to Invest

- **This is Happening Now —** Over $6B was invested in eVTOLs and 5 of the largest air taxi companies went public for a combined market cap of $10.7B in 2021 (Source, Source). Morgan Stanley projects the market to climb to $1 trillion by 2040 (Source).
- **Our Traction —** We've started development at a state-of-the-art R&D facility, we're working with major OEMs like Honeywell and Garmin, we've recruited a former Tesla and Lucid Motors CFO.
- **We Have the Technology —** We've developed the tech components (batteries, motors, etc), and partnerships necessary to speed up production and our complete flying prototype is just a few months away. We've secured unique patents on design and aerodynamics, won 2nd place at the Florida Aerospace 2021 Forum, and previously lifted off a 643 lb. full-scale prototype eVTOL.

6 Months Of Exponential Progress

- New Miami R&D Facility
- Work With Major OEMs Like: GARMIN, Honeywell, Amphenol
- Recruited Former Tesla/Lucid CFO
- Airframe Complete + Cockpit Ready In July
- Raised $1.07M From 900+ Investors
- Full-Scale, Flying Prototype In The Making – Ready By Q4 2022

OVERVIEW

We want to make transportation sustainable



**Images are computer generated demo versions. Product is still currently under development.*

Our mission is to bring new sustainability to commuter transportation by making flight accessible to the masses. The Doroni H1 is our go-to-market personal eVTOL (AKA "flying car") that will offer a safe, practical, and environmentally-friendly alternative to traditional automobiles. We are helping define the future of Urban Air Mobility by engaging with the aviation industry, academia, the military, and the FAA as well as our prospective civilian and commercial customers.



**Images are computer generated demo versions. Product is still currently under development.*

THE PROBLEM

Transportation as we know it is broken


Total U.S Greenhouse Gas Emissions By Economic Sector In 2020
11%
27%
13%
24%
25%
Transportation
Electricity
Industry
Commercial & Residential
Agriculture

Automobiles deal massive damage to our planet and force us to rely on infrastructure that's both costly and unsustainable. The transportation sector generates the largest share of greenhouse emission in the US (Source), added to the fact that state and local governments spent $203 billion on highways and roads in 2019 alone (Source). The White House has taken major steps to combat the problem, committing $39 billion to modernize transit and reduce carbon emissions via the Bipartisan Infrastructure Law (Source).

As population densities in cities continue to increase, gridlock and traffic will only get worse—reducing our quality of life and negatively impacting our mental health (Source). The world needs a new mode of transportation that can lighten the load on our environment and infrastructure.

THE SOLUTION

We are building a personal eVTOL anyone can own

The Doroni H1 is a personal eVTOL that anyone can own, fly, and park in a standard 2-car garage. No pilot's license required—all you'll need is a valid driver's license and completion of a 20-hour training course (which we'll provide) to get started.



**Images are computer generated demo versions. Product is still currently under development.*

Our team designed an intuitive, easy-to-use aircraft control system for the H1 based on an auto-stabilizing, multi-rotor aircraft with 3 axes of movement. By simplifying the inherent complexities of plane and helicopter flight, we can make it user-friendly and accessible to everyone.

Democratizing Flight

We're building what we believe will become the go-to family vehicle of the future, capable of revolutionizing the way we live, commute, and even build cities if scaled correctly. While the industry is currently getting commercial air taxi operations off the ground, Doroni is aiming to disrupt the personal mobility market, as we believe personal eVTOLs—not commercial air taxis—are the future of transportation.


Imagine the Possibilities
San Francisco → San Jose
Car: 2hrs
Flight: 15min
Tokyo Airport Transfer
Car: 1hr 50min
Flight: 17min

Our technology and design are what set us apart. The Doroni H1 combines the best features of a drone and an aircraft, designed with ease of use, quick deployment, and practicality in mind—and we're set on growing our current intellectual property to include 9+ design, aerodynamic, and battery utility patents by Q1 2023.

Plus, we're targeting a **Light Sport Aircraft (LSA) certification** with the FAA that would make us extremely viable when compared to the complicated and time-consuming certification processes of our larger air taxi competitors.

From its inception with the Doroni Y6 and X8 prototypes that came before it, the Doroni H1 was designed to maximize safety and will undergo exhaustive multi-level quality control.


Safety Is In Our DNA
The H1 combines multiple safety redundancies to ensure the safest flight possible
1
2
3
4
5
6
7
8
Multiple redundancy batteries
Emergency airbag
Increased lift and stability
Ten independent propulsion systems
Energy dissipating landing gear
Energy dissipating body
Whole airframe ballistic parachute
Patented ducted propellers

As a flying vehicle that you can park in your garage, safety must come first. That's why we designed the H1 with **ducted propellers** that greatly increase its overall safety, while also enabling a higher thrust efficiency and greatly reduced noise levels. The H1 will also be equipped with **airframe parachutes** and a variety of sensors, which helps the aircraft maintain its altitude and position in windy conditions and during close maneuvers in crowded environments.



Images are computer generated demo versions. Product is still currently under development.

The Doroni H1 sports a blazing fast charge time of 15-20 minutes, has a cruising speed of 100 mph, max speed of 140 mph, and currently has a range of 60 miles. As EV technology continues to advance, we project this range to increase to 100 miles as we near product launch.


DORONI

Images are computer generated demo versions. Product is still currently under development.

In terms of pilot control, each of the aircraft's control sticks mirrors the other for right or left-handed use, with control taken over by the last stick engaged. Pitch, roll, and yawl are all integrated into this single stick and anti-collision sensors will maintain the aircraft's position should you remove your hands from the stick.


EMS

Images are computer generated demo versions. Product is still currently under development.

This, combined with H1's propulsion system, will make it a very agile and maneuverable vehicle that can accomplish a variety of tasks and therefore be used in a variety of different target markets. In particular, we are very excited to see how the H1's quick deployment and ease of use will help shave minutes off the average EMS response time of 6-7 minutes in urban settings to help save lives.

OUR TRACTION

We're ready for take off!



**Images are computer generated demo versions. Product is still currently under development.*

Our last raise was oversubscribed—**closing early and meeting our $1.07M offering max**. Now, we're back on StartEngine to meet the demand from over 900 investors and counting. Our notable milestones include:

- We've **completed the H1 airframe**—now we're producing a fully functional cockpit complete with software, avionics, and a computer system that's ready for flight integration
- Raised our company valuation to $159 million from an **external evaluation audit company**. Please refer to our offering materials for more information
- Recruited a former **Tesla and Lucid Motors CFO** as our fractional CFO
- Moved to a **new R&D facility** and began production of a full-scale, flying Doroni H1 prototype
- We're working with major OEMs like **Honeywell, Garmin, and Amphenol** to incorporate aviation systems and components into the H1 eVTOL
- Unveiled the H1 3D model—the most intimate look we've offered to the public to date
- Our team previously designed, built, tested, and **successfully lifted off a 643 lb. full-scale prototype**—the X8 eVTOL
- Doroni also won 2nd place at the **Florida Aerospace 2021 Forum**,
- Secured **patents** on design and aerodynamic features with the USPTO
- Landed **LOI preorders** from a multinational security company

We have **2 patent** applications submitted on design and aerodynamics features.


Full scale prototyping testing

**Images are computer generated demo versions. Product is still currently under development.*

Recent Press

We've also benefited from press mentions from a slew of outlets, including The Vertical Flight Society, Space Florida, the Florida Venture Forum, Green Technology, Aero News Network, eVTOL.com, FutureFlight.com, Ami Magazine, Refresh Miami, and Yahoo! Finance.



Tony Gannon
Space Florida
Vice President

SPACE FLORIDA

Space Florida, which is a major entity under the governor's office, is dedicated to keeping Doroni Aerospace in Florida and is already helping us scale up production by providing facilities, i.e. land, factory, and tooling.

THE MARKET

The Urban Air Mobility (UAM) market is projected to reach $1 Trillion by 2040 (Source)

Potential Market

Short-Term

Our potential customer owns a Tesla/luxury vehicle and would also love to own a Doroni H1 – Early Adopters

Long-Term

We believe that the practicality of flying in eVTOL will take significant share of how we will commute


Market Segmentation
$1T 2040 eVTOL Projection
$851T
$198T
$12T
$413T
Passenger Advanced Air Mobility
Military Defense
Technology, Sercives
Good Advanced Air Mobility
$3.6T* Market Cap
$2.3T* Market Cap
$1.4T* Market Cap
Total Automotive Brands
Excluding China & Small Brands
Electronic Vehicles + Top Luxury Automobiles

The world is ready for an entirely new market

In 2021, two new bills were passed by the US House of Representatives targeting this sector—the **Advanced Air Mobility Coordination and Leadership Act** calls for the development of an interagency working group to help the federal government develop a strategy to promote AAM (Source).



**Images are computer generated demo versions. Product is still currently under development.*

(Source)

NASA and the FAA are collaborating on the Advanced Air Mobility National Campaign —with a vision of developing an air transportation system that moves people and cargo between places using revolutionary new aircraft that are only just now becoming possible (Source).



**Images are computer generated demo versions. Product is still currently under development.*

NASA is also currently researching how AAM can help **when disasters strike**—assisting in firefighting missions and providing supplies to hard-to-reach areas during an emergency event. This can potentially be an air vehicle that's used to rescue people trapped in a building or residential area after an earthquake that is otherwise difficult to reach (Source).

The US Air Force launched the **Agility Prime program** in 2020—a transformative vertical lift program that's partnering with the commercial eVTOL industry to propel the third revolution in aerospace and start to field **a new class of mobility systems by 2023** (Source).

The rest of the world is gearing up as well -- France is already testing electric air taxis with plans to have dedicated flying taxi routes ready in time for the **2024 Olympic Games** (Source).


URBAN
AIRPORT

(Source)

Air-One, the world's first **vertiport** (areas designed specifically for eVTOL takeoff/landing) opened in April 2022 in Coventry, U.K., demonstrating the world's first fully-operational eVTOL hub.

How we're different

The eVTOL market is divided into **cargo, personal, and air taxi** segments. The air taxi segment includes companies like Joby, Vertical, Lilium, and Archer and although these are potential competitors —to our knowledge, **none of these companies have plans to offer their vehicles for personal purchase and use**.

The personal segment is further subdivided into 1- and 2-seater categories. 1-seaters typically have an open frame with exposed propellers, have limited range, and are intended for recreational/leisure use. The Doroni H1 falls under the **2-seater + Payload category**, and it's our understanding that our development is ahead of the competition in most cases.

We see the tremendous benefit and value of entering the personal segment under this category: we're standing at the beginning of a whole new market and we believe that as a US-based company located in the **eVTOL hub of Florida**, *Doroni can become a major industry player.*

THE BUSINESS MODEL

We're meeting history by creating it

Doroni is meeting this inflection point with a personal eVTOL that has multiple use cases across several sectors. Our business model consists of building, selling, and leasing the Doroni H1 eVTOL—generating revenue by specifically targeting emergency response, the military, law enforcement, and the purely recreational sports/leisure segment which includes sustainable tourism. This is in addition to order fulfillment of our LOI preorders from a security company.


Initial Target Customers/Markets
First Responders
Law Enforcement
Sports, Leisure, Personal

We anticipate delivering 1,132 units by our fifth year. Ultimately, we envision the Doroni H1 playing a role in future industry, from automobile manufacturers, to ride share companies, to global defense contractors.

WHY INVEST

The Future of Transportation



**Images are computer generated demo versions. Product is still currently under development.*

Customers from all over the country have already joined our waitlist to purchase the H1. The sky's the limit—our first raise proved we could exceed a $1.07 offering max. Now we're back on StartEngine to meet the demand from over 900+ investors and are looking to prove what's possible in our next Reg CF offering.



**Images are computer generated demo versions. Product is still currently under development.*

We know democratizing flight with a personal eVTOL is a bold goal, but innovation and excellence are not built on a foundation of small dreams. Doroni has the leadership, passion, and actual technology to create and introduce eVTOLs to the world.

Our goal is no longer science fiction—and we have the working prototype to prove it.

> "As a pilot, I'm excited to be a Doroni customer and can't wait to fly the H1. A personal eVTOL will be a game-changer for aviation and the hundreds of airpark communities across the US."
>
> Dr. John Brown

By investing in Doroni, you're investing in a more sustainable mode of transportation that was designed to help save our ecosystem from the damage done by the antiquated automotive industry.

Join us in redefining transportation as we know it with the Doroni H1.

October 2016

Team Building

Top aerospace and electrical engineers start working together

9/1/2017



First Prototype

Doroni team completes Y6 prototype

5/1/2018



Second Prototype

Doroni team completes X8 prototype

November 2019



Designed 2-seater

Completed designs for commercial H-1 model

Sept-Oct 2020

Patents—Stage 1

Patent applications filed

October 2021



Cockpit Design

Completed initial cockpit design, including ergonomics and instrument position

Q1 2022



Moved to new R&D facility

Began production of the H1 P1 model

Q4 2022 (PROJECTED)



H1 P1 Flying Model

Flying showroom model + propulsion system

Q1 2023 (PROJECTED)

Patents—Stage 2

Register 15-20 utility and design patents

Q2/Q3 2023 (PROJECTED)



Prepare for mass production

Preparing tooling and new facility

Q1/Q2 2024 (PROJECTED)

Complete FAA certification

Complete FAA certification

Q4 2024 (PROJECTED)



Deliver first units

Deliver first six units to customers

In the Press

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Meet Our Team



Doron Merdinger

Chief Executive Officer, Director, and Founder

A serial entrepreneur and problem solver, Doron Merdinger is Doroni Aerospace's founder, chief executive officer, and owner. After graduating from the New York University's renowned Stern School of Business, Merdinger embarked on a successful career starting and expanding his own companies and managing eight-figure firms to unprecedented revenue growth. Over the last 25 years, he has gained vast experience in management, product design, manufacturing, sales, and vendor relationships. These experiences guided his design and engineering of the company's single-seat, electric-powered hovering vehicle that served as the inspiration and forerunner of the Doroni flying car prototype. His vision continues to provide the foundation of Doroni mission. A well-regarded collaborator and communicator, Merdinger has assembled a best-in-class technical team whose complementary expertise and experiences are leading the way to bringing practical personal urban flying vehicles to fruition. Served in the Israeli Air Force. Honor student. Bs. Stern school of Business, New York University.



Czar Balangue

Chief Systems Development Engineer

Czar Balangue has over 6 years mixed experience in software and electronics engineering. His experience extends to embedded software development for research and development of unmanned aircraft systems, consumer electronics and medical devices. He has also taken on roles as a systems engineer in some of his aerospace projects and leading the software and electronics development. He has worked for various drone tech start-ups, a flight simulation company, consumer electronics design and manufacturer and a consultancy firm. MEng (HONS) Digital Communications and Electronics, University of Hertfordshire. United Kingdom.



Roman Antonov

Co-Founder & Chief Aerodynamics & Mechanical Engineer

Roman Antonov has over fifteen years of experience in the Aerospace Engineering field. He is responsible for fluid dynamic calculations, mechanical design and integration of all components of design into one device. Mr. Antonov worked in one of the largest aircraft engineering companies in the world(Antonov Design Bureau), participated in design and production of a drones, monowheel, hoverboard, electric bike, electric trucks. He developed extensive experience as Chief Technical Officer and Chief Executive Officer in private firms. Mr. Antonov attended National Aviation University in Ukraine where he earned his Master degree in Aerospace Engineering with Honors.



Yaakov Werdiger

Business Development Manager

Yaakov Werdiger has over 6 years of experience in the automotive business development industry. With a robust background in e-commerce and marketing, he is a problem solver and enthusiastic to take an idea and make it a reality. After receiving his degree in Industrial Engineering and Management from Jerusalem College of Technology and serving in the Israeli Defense Force, 7th Armored Brigade, Werdiger went on to various profitability management and project management positions. In these roles, he furthered his interpersonal along with business planning and development skills while working through conflict mediation, business forecasting and budgeting, and process design, implementation, and review. Continuing upon his early career success, Werdiger co-founded two start-ups, Commerfy and Champ. Seeing a gap in the e-commerce market and successfully implementing a solution to improve the online store building experience for clients, Commerfy generated more than $1M in revenue within the first 6 months of establishment. As a business development director, Werdiger continues to do what he loves, solving problems through the careful review and analysis of fundamental points. He creates practical solutions to complex issues and creatively turns ideas into reality.



Oleg Sukhovii

Aerodynamics and Mechanical Engineer

Oleg Sukhovii has over fifteen years of experience in the Aerospace Engineering field. He is responsible for mechanical design, ergonomics, and integration of all components of design in one device. Mr. Sukhovii worked in one of the largest aircraft engineering companies in the world (Antonov Design Bureau). He developed extensive experience as an Engineer of Technical Department (AAL Group Ltd.) during repair and modernization of helicopters and as Chief Engineer at a private firm. Mr. Sukhovii developed and implemented the production of technical equipment for miners in a private company, participated in design and production of a drone, electric bike, industrial laser lighting equipment. Mr. Sukhovii attended National Aviation University in Ukraine where he earned his Master degree in Aerospace Engineering.



Charles Boyd

Test Pilot

Charles Boyd has over 20 years in the Aviation Industry and has accumulated over 14,000 hours of flight time. Building, modifying, and improving remote control vehicles and aircraft for 30years. Part 107 Remote Pilot and Part 135 Private Air Charter Current and Qualified. Holds a First-Class Medical, ATP Certificate, and multiple type ratings on various aircraft. Initiated and assisted in developing company and FAA industry safety standards. As a captain, he is responsible for the safe operation of the aircraft, weight and balance, performance calculations, preflight and post flight operations, along with ensuring proper maintenance has been performed.



Derek Barger

Electrical and Electronics Engineer

Since 2003 Derek Barger has been making the world's quickest and fastest batteries. Derek has made improvements with every generation of battery pack design. Working with many different cell manufactures has made the racing batteries safer and more powerful. Derek has multiple Electric vehicle records as World Record HTS Battery Packs First Ever in History 6.94sec @ 201.37mph 1/4mile.He has engineered and created his own custom racing testing equipment and special racing assemble equipment to make higher power battery packs possible. He has been pushing the limits of battery and power delivery tech with each new vehicle. He has specialized in: Battery Management Systems (BMS) for racing applications, Custom tooling, Cell Welding, Cell Assembly, Racing Battery pack Building, Electric Vehicles, Race Vehicles, Battery Integration, Performance. He has Built batteries for the renowned Orange county choppers Tulsa Technology Center-Lemley Campus Field of Study Electrical and Electronics Engineering Pickens Technical College.



Dan Saccani

Head of Finance (Part-Time)

Dan has worked with start-up and technology companies for over 35 years, having spent the last 30+ years consulting with a variety of startups in life sciences, software, semiconductor, hardware, cleantech, and the internet. Some of his clients have included Tesla and Lucid Motors. Dan currently works part-time for Doroni.

Offering Summary

Company	Doroni Aerospace, Inc.
Corporate Address	11555 Heron Bay Blvd. Suite 200, Coral Springs, FL 33076
Offering Minimum	$9,999.36
Offering Maximum	$3,930,137.84
Minimum Investment Amount (per investor)	$349.68

Terms

Offering Type	Equity
Security Name	Series Seed 1 Preferred Stock
Minimum Number of Shares Offered	4,032
Maximum Number of Shares Offered	1,584,733
Price per Share	$2.48
Pre-Money Valuation	$158,756,019.52

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

Prior investors will receive a 5% bonus in shares.

Time-Based

Friends and Family Early Birds

Invest within the first 3 days and receive an additional 50% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 40% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 35% bonus shares.

eVTOL VIP Bonus

Invest within the next 7 days and receive an additional 30% bonus shares.

Doroni H1 Bonus

Invest within the next 3 days and receive an additional 10% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$25,000+

Receive 25% bonus shares, receive a 1 on 1 Zoom call with Doroni's CEO, Doron Merdinger

$50,000+

Receive 50% bonus shares, receive access to a private dinner and tour of the H1 for exclusive investors with Founder and Executive Team*

The 10% StartEngine Owners' Bonus

Doroni, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $248. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**All perks occur when the offering is completed.*

**Lodging and transportation not included.*

**Stacking perks only applies to the Owner's Bonus perk and Loyalty perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

(Reveal) Doron: We're Doroni Aerospace and we're taking an entirely different and new approach. We started with a vision in my garage to democratize flight by creating a personal eVTOL, unlike commercial air taxis, Doroni has the potential for anyone to own, fly, and park in their garage.

Title: A personal eVTOL anyone can own and fly

Title: *Images used in this video are in the prototype phase, the Doroni H1 is not currently available on the market.

Title: Rendering of the Doroni H1. Images are computer-generated demo versions. The Doroni H1 is currently under development.

The Doroni H1 can leverage safety features like patented ducted propellers, anti-collision sensors, and airframe parachutes to put it in a class with the safest vehicles on the market today —molded in a sleek and provocative design aesthetic.

Title: Safety is in our DNA

B-roll of H1 3D model

Title: Multiple safety redundancies

Our strategy is equally as agile—with a targeted Light Sport Aircraft certification with the FAA that would make us extremely viable when compared to the complicated and time-consuming ones of our competitors.

Title: LSA certification with the FAA

The H1 can also be incredibly easy to use—with an intuitive control system that simplifies the inherent complexities of helicopter and airplane flight so that anyone with a driver's license and a 20-hour training course can operate it.

Title: Ease of use

Dr. John Brown: "As a pilot, I'm excited to be a Doroni customer and can't wait to fly the H1. A personal eVTOL will be a game changer for aviation and the hundreds of airpark communities across the US."

Title: *This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Title: Dr. John Brown, Surgeon, Pilot, Doroni customer

Title: 426 residential airparks in the US

Source: https://en.wikipedia.org/wiki/Airpark

We believe we’ve strung together a list of successes in the past 6 months—from kicking off development at a new R&D facility, working with Honeywell and Garmin, and recruiting a former Tesla and Lucid Motors CFO—and, after an external evaluation analysis, our company valuation has increased.

Title: The valuation was done by an external valuation audit company

B-roll of Doroni’s previous prototypes

Highlight R&D facility, partner logos

We’ve proven we can raise over $1 million dollars in our first crowdfunding raise. Now we’re back on StartEngine to meet the demand from over 900 investors and counting to prove what’s possible in our next Reg CF offering with government agencies like Space Florida backing us.

Tony Gannon: “Space Florida is actively helping expand the production of the H1 eVTOL, assisting Doroni create the future of commuting.”

Title: Tony Gannon, Vice President, Research & Innovation

Safe, sustainable, efficient, and cost-effective—join us in redefining transportation as we know it with the Doroni H1.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DORONI AEROSPACE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D. 2022, AT 3:35 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6288233 8100
SR# 20222879716

Authentication: 203825318
Date: 07-01-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:35 PM 06/30/2022
FILED 03:35 PM 06/30/2022
SR 20222879716 - File Number 6288233

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DORONI AEROSPACE, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Doroni Aerospace, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Doroni Aerospace, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 6, 2021 under the name Doroni Aerospace, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I.

The name of this corporation is Doroni Aerospace, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of this Corporation in the State of Delaware is 3500 South DuPont Highway, Dover, DE 19901, County of Kent, and the name of the registered agent of this Corporation in the State of Delaware at such address is GKL Registered Agents of DE, Inc.

ARTICLE III.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV.

The Corporation is authorized to issue three classes of stock to be designated "Common Stock," "Class A Common Stock" and "Preferred Stock." The total number of shares of Common Stock that the Corporation is authorized to issue is 100,000,000 shares, $0.00001 par value per share. The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 20,000,000 shares, $0.00001 par value per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000 shares, $0.00001 par value per share. At the effective time of this Amended and Restated Certificate of Incorporation (the "Restated Certificate"), each of the issued and outstanding shares of Common Stock of the Corporation shall be subdivided and converted into 4 shares of Common Stock. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all of the shares of the Preferred Stock of the Corporation are hereby designated "Series Seed-1 Preferred Stock."

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B. CLASS A COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Class A Common Stock.

1. General. The rights, preferences, privileges and restrictions of the Class A Common Stock and Common Stock shall be equal and identical in all respects except as set forth in Section B.2 below.

2. Voting. The shares of Class A Common Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

C. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. Dividends. In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The provisions of this Section 1 shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

2. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Series Seed-1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (including a Deemed Liquidation Event), the holders of shares of Series Seed-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Class A Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (A) the Seed-1 Preferred Original Issue Price, or (B) such amount per share as would have been payable had all shares of Series Seed-1 Preferred Stock been converted into A Common Stock pursuant to Section 4, immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series Seed-1 Preferred Stock is entitled to receive under this Subsection 2.1 is herein after referred to as the "Seed-1 Preferred Liquidation Preference." The "Seed-1 Preferred Original Issue Price" shall mean $2.48 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization with respect to the Series Seed-1 Preferred Stock.

2.2 Distribution of Remaining Assets. In the event of any Deemed Liquidation Event or voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of the Seed-1 Preferred Liquidation Preference required to be paid to the holders of shares of Series Seed-1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Class A Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events is a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class) (the "Requisite Holders") elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Subsection 2.3.1, all shares of Common Stock and Class A Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock and Class A Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Subsection 2.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3. Voting. The shares of Series Seed-1 Preferred Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Series Seed-1 Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

4. **Conversion**. The holders of the Series Seed-1 Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

i. Conversion Ratio. Each share of Series Seed-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the Series Seed-1 Preferred Stock by the Conversion Price (as defined below) in effect at the time of conversion for the Series Seed-1 Preferred Stock. The "Seed-1 Preferred Conversion Price" shall initially be equal to the Seed-1 Preferred Original Issue Price, and shall be sometimes referred to herein as the "Conversion Price." Such initial Conversion Price, and the rate at which shares of Series Seed-1 Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

ii. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed-1 Preferred Stock.

4.2 Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the Series Seed-1 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of a series of Series Seed-1 Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed-1 Preferred Stock to voluntarily convert shares of Series Seed-1 Preferred Stock into shares of Class A Common Stock, such holder shall surrender the certificate or certificates for such shares of Series Seed-1 Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed-1 Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Seed-1 Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver to such holder of Series Seed-1 Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof, a certificate for the number (if any) of the shares of Series Seed-1 Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends on the shares of Series Seed-1 Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series Seed-1 Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed-1 Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed-1 Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed-1 Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

4.3.3 Effect of Conversion. All shares of Series Seed-1 Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed-1 Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of Series Seed-1 Preferred Stock, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the designated number of shares of Series Seed-1 Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Series Seed-1 Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Seed Preferred Original Issue Date effect a subdivision of the outstanding Class A Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series Seed-1 Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Seed Preferred Original Issue Date combine the outstanding shares of Class A Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series Seed-1 Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Class A Common Stock, then and in each such event the Conversion Price in effect for Series Seed-1 Preferred Stock immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made with respect to Series Seed-1 Preferred Stock if the holders of Series Seed-1 Preferred Stock simultaneously receive a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock as they would have received if all outstanding shares of Series Seed-1 Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class A Common Stock in respect of outstanding shares of Class A Common Stock) or in other property and the provisions of Subsection 4.5 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed-1 Preferred Stock shall receive, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed-1 Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.7 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Class A Common Stock (but not Series Seed-1 Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of unconverted or unexchanged Series Seed-1 Preferred Stock shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one share of Series Seed-1 Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed-1 Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Seed-1 Preferred Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed-1 Preferred Stock.

4.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 30 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of affected Series Seed-1 Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed-1 Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed-1 Preferred Stock (but in any event not later than 30 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for the Series Seed-1 Preferred Stock, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series Seed-1 Preferred Stock.

4.9 Mandatory Conversion. Upon either (A) the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Series Seed-1 Preferred Stock shall automatically be converted into shares of Class A

Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

4.10 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Subsection 3.9. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class A Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 4.9, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.10. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Class A Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Class A Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Seed-1 Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Class A Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Seed-1 Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Seed-1 Preferred Stock and the Class A Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice unless any such notice period shall be shortened or waived by the affirmative vote or written consent of the Requisite Holders.

9. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE V.

The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation (the "Bylaws"). The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws.

ARTICLE VI.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE VII.

A. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

C. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

D. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Restated Certificate inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX.

The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

ARTICLE X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Section 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 30th day of June, 2022.

By: /s/ Doron Merdinger
Doron Merdinger, Chief Executive Officer